Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2007

Mr. Moshe Reuveni
President and Chief Executive Officer
Healthcare Technologies Ltd.
Beit Amaragd, 32 Shaham Street
Kiryat Matalon, Petach Tikva   49170
Israel

Re: Healthcare Technologies Ltd.
**   Form 20-F for Fiscal Year Ended December 31, 2005**
**   Filed on June 29, 2006**
**   File No. 000-17788**

Dear Mr. Reuveni:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief
                                            Accountant